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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
SCHEDULE 13E-3/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

PRICE LEGACY CORPORATION
(Name of Subject Company (Issuer))

PRICE LEGACY CORPORATION
The Price Group LLC
The Price Family Charitable Fund
The Price Family Charitable Trust
Sol & Helen Price Trust
Robert & Allison Price Trust
Robert & Allison Price Charitable Trust
San Diego Revitalization Corp.
Sol Price
Robert E. Price
Jack McGrory
James F. Cahill
Murray Galinson
(Names of Filing Persons (Offerors))

8 3/4% SERIES A CUMULATIVE
REDEEMABLE PREFERRED STOCK
(Title of Class of Securities)

741444301
(CUSIP Number of Class of Securities)

Jack McGrory
Chief Executive Officer
Price Legacy Corporation
17140 Bernardo Center Drive, Suite 300
San Diego, California 92128
(858) 675-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copies to:

Scott N. Wolfe, Esq.
Craig M. Garner, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 300
San Diego, California 92130
(858) 523-5400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$452,558,779	$90,512

*
Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. This amount is based on the exchange of 27,849,771 shares, representing all outstanding shares, of Price Legacy's 8 3/4% Series A Cumulative Redeemable Preferred Stock at $16.25 per share, which is the average of the high and low sales prices of the Series A preferred stock as reported on the Nasdaq National Market on November 20, 2003.

**
Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$90,512	Filing party:	Price Legacy Corporation
Form or Registration No.:	Schedule TO	Date Filed:	November 25, 2003
☐
Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1 ☒ issuer tender offer subject to Rule 13e-4	☒ going private transaction subject to Rule 13e-3 ☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer    ☐

        This Amendment No. 5 to the combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively, the "Schedule 13E-3") relates to the offer by Price Legacy Corporation, a Maryland corporation ("Price Legacy"), to exchange, at the election of the holder, either shares of a new series of preferred stock of Price Legacy, to be designated 6.82% Series 1 Cumulative Redeemable Preferred Stock, or shares of Price Legacy's common stock for all outstanding shares of Price Legacy's 8 3/4% Series A Cumulative Redeemable Preferred Stock on the basis of 4.2 shares of common stock (or 1.05 shares of common stock after giving effect to Price Legacy's proposed 1-for-4 reverse stock split) or one share of Series 1 preferred stock, respectively, for each share of Series A preferred stock, on the terms and subject to the conditions set forth in the Offering Circular dated February 11, 2004 and in the related letter of transmittal (which, as amended or supplemented from time to time, together constitute the "Exchange Offer"). Only shares of Series A preferred stock properly tendered (and not properly withdrawn) prior to the expiration date will be exchanged. This Schedule 13E-3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-3(d)(1) of the Securities Exchange Act of 1934, as amended.

        The Exchange Offer is part of a recapitalization transaction in which Price Legacy is asking its stockholders to approve, at a special meeting of stockholders, (1) the Exchange Offer, (2) the exchange of shares of common stock for all outstanding shares of Price Legacy's 9% Series B Junior Convertible Redeemable Preferred Stock and (3) an amendment and restatement of Price Legacy's charter to, among other things (A) effect a 1-for-4 reverse stock split of the common stock, (B) designate and establish the terms of the Series 1 preferred stock that may be issued in exchange for shares of Series A preferred stock, (C) eliminate the Series B preferred stock following its exchange for common stock, (D) change the manner of election of Price Legacy's board of directors and (E) change the authorized capital stock of Price Legacy.

        This Amendment No. 5 to the Schedule 13E-3 amends the Offering Circular and Proxy Statement to correct a typographical error contained in the section entitled "Book Value Per Share" and files as an exhibit to the Schedule 13E-3 Price Legacy's press release, dated February 27, 2004, reporting its financial results for the fourth quarter and fiscal year ended December 31, 2003.

        The section of the Offering Circular and Proxy Statement entitled "Book Value Per Share" is hereby amended as follows:

        As of September 30, 2003, the date of Price Legacy's most recent balance sheet, Price Legacy's book value per share of common stock (after giving effect to the proposed 1-for-4 reverse stock split) was $19.58. Assuming 100% of the Series A preferred stock and 100% of the Series B preferred stock are exchanged for common stock, Price Legacy's book value per share of common stock (after giving effect to the proposed 1-for-4 reverse stock split) would have been $14.60 as of September 30, 2003. Assuming 50% of the Series A preferred stock is exchanged for Series 1 preferred stock and 50% of the Series A preferred stock and 100% of the Series B preferred stock are exchanged for common stock, Price Legacy's book value per share of common stock (after giving effect to the proposed 1-for-4 reverse stock split) would have been $14.20 as of September 30, 2003.

Item 12.    Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offering Circular dated February 11, 2004.**
(a)(1)(ii)	Letter of Transmittal.**
(a)(1)(iii)	Notice of Guaranteed Delivery.**

2

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(vi)	Guidelines for Certificate of Taxpayers Identification Number on Substitute Form W-9.**
(a)(2)(i)	Definitive Proxy Statement.*
(a)(2)(ii)	Proxy Card.*
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated February 11, 2004.**
(a)(5)(ii)	Press Release, dated February 27, 2004.
(b)	Not applicable.
(c)(1)	Opinion of American Appraisal Associates, Inc. (included as an exhibit to the Offering Circular filed herewith as Exhibit (a)(1)).**
(c)(2)	Written Materials of American Appraisal Associates, Inc. presented to the Board of Directors of Price Legacy Corporation as of October 7, 2003.**
(c)(3)	Written Materials of American Appraisal Associates, Inc. presented to the Board of Directors of Price Legacy Corporation as of January 13, 2004.**
(d)	Form of Articles of Amendment and Restatement of Price Legacy.*
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference to Price Legacy's Definitive Proxy Statement on Schedule 14A, as amended, filed with the SEC on February 11, 2004.

**
Previously filed.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 27, 2004
PRICE LEGACY CORPORATION
		By:	/s/ JACK MCGRORY
		Name:	Jack McGrory
		Title:	Chief Executive Officer
The Price Group LLC
		By:	/s/ JAMES F. CAHILL
		Name:	James F. Cahill
		Title:	Manager
The Price Family Charitable Fund
		By:	/s/ JAMES F. CAHILL
		Name:	James F. Cahill
		Title:	Vice President
The Price Family Charitable Trust
		By:	/s/ SOL PRICE
		Name:	Sol Price
		Title:	Trustee
Sol & Helen Price Trust
		By:	/s/ SOL PRICE
		Name:	Sol Price
		Title:	Trustee
Robert & Allison Price Trust
		By:	/s/ ROBERT E. PRICE
		Name:	Robert E. Price
		Title:	Trustee
		By:	/s/ ALLISON PRICE
		Name:	Allison Price
		Title:	Trustee

4

Robert & Allison Price Charitable Trust
By:	/s/ ROBERT E. PRICE
Name:	Robert E. Price
Title:	Trustee
By:	/s/ ALLISON PRICE
Name:	Allison Price
Title:	Trustee
San Diego Revitalization Corp.
By:	/s/ JAMES F. CAHILL
Name:	James F. Cahill
Title:	Vice President
/s/ SOL PRICE Sol Price
/s/ ROBERT E. PRICE Robert E. Price
/s/ JACK MCGRORY Jack McGrory
/s/ JAMES F. CAHILL James F. Cahill
/s/ MURRAY GALINSON Murray Galinson

5

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offering Circular dated February 11, 2004.**
(a)(1)(ii)	Letter of Transmittal.**
(a)(1)(iii)	Notice of Guaranteed Delivery.**
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(vi)	Guidelines for Certificate of Taxpayers Identification Number on Substitute Form W-9.**
(a)(2)(i)	Definitive Proxy Statement.*
(a)(2)(ii)	Proxy Card.*
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated February 11, 2004.**
(a)(5)(ii)	Press Release, dated February 27, 2004.
(b)	Not applicable.
(c)(1)	Opinion of American Appraisal Associates, Inc. (included as an exhibit to the Offering Circular filed herewith as Exhibit (a)(1)).**
(c)(2)	Written Materials of American Appraisal Associates, Inc. presented to the Board of Directors of Price Legacy Corporation as of October 7, 2003.**
(c)(3)	Written Materials of American Appraisal Associates, Inc. presented to the Board of Directors of Price Legacy Corporation as of January 13, 2004.**
(d)	Form of Articles of Amendment and Restatement of Price Legacy.*
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference to Price Legacy's Definitive Proxy Statement on Schedule 14A, as amended, filed with the SEC on February 11, 2004.

**
Previously filed.

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  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX